

December 20, 2013

Via E-mail
José Luis Guerrero Cortés
Chief Financial Officer
Grupo Aeroportuario Del Centro Norte, S.A.B. De C.V.
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

Re: **Grupo Aeroportuario Del Centro Norte, S.A.B. De C.V.**
Form 20-F for the year ended December 31, 2012
Filed April 29, 2013
File No. 001-33168

Dear Mr. Guerrero Cortés:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Liquidity and Capital Resources, page 129

Principal Uses of Capital, page 134

1. We note your disclosure on page 134, that you currently intend to fund your commitments pursuant to the master development programs, other capital expenditures and working capital required by your business operations through cash flows generated from your operations and from current indebtedness and through the issuance of additional debt as deemed necessary by your management to comply with your

obligations. Please revise your Liquidity and Capital Resources section to discuss the nature and amount of these obligations under the master development program.

Item 15. Controls and Procedures, page 186

(b) Management's Annual Report on Internal Control over Financial Reporting, page 186

2. Please revise to include a statement that your registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management's assessment of the issuer's internal control over financial reporting. Refer to paragraph b.4 of Item 15 of Form 20-F.

(d) Changes in Internal Control over Financial Reporting, page 188

3. We note your disclosure that you strengthened your internal controls associated with the identification of non-cash transactions and their related payment in subsequent periods for purposes of preparing your consolidated statement of cash flows in order to remediate the material weakness associated with the restatement of your 2011 consolidated statements of cash flows. In light of the fact that the Form 20-F for the year ended December 31, 2011 does not disclose a material weakness, and concludes that internal controls over financial reporting are effective, please explain to us when you identified and remediated this material weakness. Also, please explain to us why you believe that your conclusion in the Form 20-F for the year ended December 31, 2011, that internal controls and procedures were effective, was appropriate.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

9. Investment in airport concessions, page F-26

4. We note that during 2012 you submitted a claim to the Mexican Civil Aviation Authority (DGAC) to recover lands acquired by you during 2009. In this regard, please tell us why lands previously acquired by you must be "recovered" from the DGAC and tell us the amounts you expect to recover. Your response should clearly explain the following:
    *   The amount (if any) you paid to acquire the land;
    *   how such land was recorded in your financial statements at the time of issuance and at December 31, 2012;
    *   whether the land was owned by you or by the Mexican government as part of your concessions;
    *   why you must "recover" such land if already purchased; and
    *   any other relevant information in understanding the nature and purpose of such transactions.
    We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief